Tracy M. Preston

Senior Vice President

General Counsel

Neiman Marcus Group LTD Inc.

One Marcus Square

1618 Main Street

Dallas, TX 75201

September 25, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                             Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Neiman Marcus Group LTD Inc. has been provided disclosure by Warburg Pincus LLC (“WP”) on behalf of Bausch & Lomb (“B&L”), formerly one of WP’s portfolio companies. The disclosure relates solely to activities conducted by B&L, and does not relate to any activities by Neiman Marcus Group LTD Inc. or WP. Neiman Marcus Group LTD Inc. is making this disclosure concerning B&L’s activities pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended August 3, 2013, which was filed with the U.S. Securities and Exchange Commission on September 25, 2013. This disclosure concerning B&L’s activities can be found on page 46 of the Annual Report on Form 10-K and is incorporated by reference herein.

Very truly yours,

Neiman Marcus Group LTD Inc.

/s/ Tracy M. Preston